Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF THE RESTATED CERTIFICATE OF INCORPORATION

OF SIPEX CORPORATION

Clyde R. Wallin hereby certifies that:

1. He is the duly elected and acting Secretary of Sipex Corporation, a corporation organized and existing under the laws of the state of Delaware (the “Corporation”).

2. The Certificate of Incorporation of the Company initially was filed with the Secretary of State of the State of Delaware on April 9, 2003. An Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on October 28, 2003. An Amendment to the Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of the State of Delaware on November 30, 2006.

3. Pursuant to Section 242 of the General Corporation Law of the State of Delaware, this Certificate of Amendment of the Amended and Restated Certificate of Incorporation amends the provisions of the Amended and Restated Certificate of Incorporation.

4. The terms and provisions of this Certificate of Amendment of the Amended and Restated Certificate of Incorporation (i) have been approved by the Board of Directors of the Corporation in a resolution setting forth and declaring advisable the amendment contained herein and (ii) have been duly approved by the required number of shares of outstanding stock of the Corporation, in each case pursuant to and in accordance with Section 242 of the Delaware General Corporation Law.

5. Article IV of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended to read in its entirety as follows:

“The corporation is authorized to issue two classes of stock, to be designated, respectively, “Common Stock” and “Preferred Stock”. The total number of shares which the corporation shall have authority to issue is 61,000,000 consisting of 60,000,000 shares of Common Stock, par value $0.01 per share, and 1,000,000 shares of Preferred Stock, par value $0.01 per share.

Effective 1:31 p.m. on February 23, 2007 (the “Effective Time”), each two shares of Common Stock of the Corporation issued and outstanding shall be combined into one (1) share of fully paid and nonassessable Common Stock of the Corporation, as appropriate, subject to the treatment of fractional shares interests described below. Following the effectiveness of this amendment, the Corporation will evidence the reverse stock split effected by this Article pursuant to procedures adopted by the Corporation.

No fractional shares of Common Stock of the Corporation shall be issued. No stockholder of the Corporation shall transfer any fractional shares of Common Stock of the Corporation. The Corporation shall not recognize on its stock record books any purported transfer of any fractional share of Common Stock of the Corporation.

A holder of common stock at the Effective Time who would otherwise be entitled to a fraction of a share shall, in lieu thereof, be entitled to receive a cash payment in an amount equal to the fraction of a share to which the stockholder would otherwise be entitled multiplied by the average of the closing prices of the Common Stock, for the ten (10) trading days preceding the date that is five (5) trading days before the Effective Time (as adjusted for the reverse stock split effected by this Article) (or if such prices are not available, the average of the last bid and asked prices of the Common Stock on such days (as adjusted for the reverse stock split effected by this Article) or other price determined by the Board of Directors).

The Board of Directors of the corporation (the “Board”) is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in series, and to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof.

Each outstanding share of Common Stock shall entitle the holder thereof to one vote on each matter properly submitted to the stockholders of the corporation for their vote; provided, however, that, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any certificate of designation of Preferred Stock relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon by law or pursuant to this Certificate of Incorporation (including any certificate of designation of Preferred Stock relating to any series of Preferred Stock).”

IN WITNESS WHEREOF, this Certificate of Amendment of the Amended and Restated Certificate of Incorporation, which amends certain provisions of the Amended and Restated Certificate of Incorporation of the Corporation, having been duly adopted in accordance with Section 242 of the Delaware General Corporation Law, has been duly executed by its Secretary, this 22 day of February 2007.

/s/ Clyde R. Wallin
Clyde R. Wallin, Secretary